Nabors Industries Ltd.
Mintflower Place
8 Par-La-Ville Road
Hamilton, Bermuda HMO8
May 24, 2010
Via EDGAR
Mr. James Giugliano
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Nabors Industries Ltd. Form 10-K for the Fiscal Year Ended December 31, 2009 filed February 26, 2010
Dear Mr. Giugliano:
     We confirm receipt by Nabors Industries Ltd. (the “Company”), a Bermuda exempted company, of the comment letter of the Commission with respect to the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2009 filed February 26, 2010 (the “Form 10-K”).
     To assist in the Staff’s review of the Company’s responses, we precede each response with the text (in bold type) of the comment as stated in your letter. The Company believes that it has replied to your comments in full. As requested, this letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.
Form 10-K for Fiscal Year Ended December 31, 2009
General
1.	In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that one of your rigs is involved in an explosion or similar event. In this regard, we note your disclosure that “[g]enerally, drilling contracts provide for the division of responsibilities between a drilling company and its customer, and we seek to obtain indemnification from our customers by contract indemnification from our customers by contract for some of these risks. To the extent that we are unable to transfer these risks to customers by contract or indemnification agreements, we seek protection through insurance.” Please address the following:
•	Describe the instances or contracts, as applicable, for which you have not been able to obtain contractual indemnity against liability for pollution, well and environmental damages, etc. Your response should address individual contracts and/or groups by customer or geographic area, to the extent material and meaningful under the circumstances;

•	Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims;

•	Disclose the applicable policy limits related to your insurance coverage;

•	Provide further detail on the risks for which you are insured for your offshore rigs in light of your statement that such insurance “applies to all kinds of risks of physical damage except for named windstorms in the U.S. Gulf of Mexico for which we are self-insured;” and

•	Clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects.

The Company has reviewed its disclosures, including those in its Risk Factors on pages 12-14, in Management’s Discussion and Analysis under the heading “Critical Accounting Estimates - Self-Insurance Reserves” on pages 49-50, and in the Commitments and Contingencies note to our consolidated financial statements under the heading “Self-Insurance” on page 105. The Company acknowledges its responsibility for the adequacy and accuracy of its filings and continues to believe that the disclosures as filed appropriately apprise investors of the risks associated with an explosion or similar event. No particular contract or group of contracts presents a materially greater risk to the Company than any other, although any given incident may. The Company notes that its primary operations are comprised of land drilling and land well-servicing and workover activities and its offshore operations do not represent a significant portion of its consolidated revenues or income. The Company also notes that its offshore operations are significantly smaller in both scale and scope than those involved in the recent explosion in the Gulf of Mexico. Nevertheless, the Company acknowledges the investment community’s heightened level of concern over these risks as a result of recent events in the Gulf of Mexico and undertakes to expand its disclosures in its future filings in the following three areas.
On page 44, under “Other Matters” in Management’s Discussion and Analysis, the Company intends to add a section entitled “Risk Management”, which will contain a disclosure similar to the following:
In February 2010, our Board of Directors established the Risk Oversight Committee which is responsible for
•	monitoring management’s identification and evaluation of major strategic, operational, regulatory, information and external risks inherent in the Company’s business,

•	reviewing the integrity of the Company’s systems of operational controls regarding legal and regulatory compliance, and

•	reviewing the Company’s processes for managing and mitigating operational risk.
As described above in “Risk Factors,” hazards inhere in the drilling, workover and well-servicing industries, including blowouts, cratering, explosions, fires, loss of well control, loss of or damage to the wellbore or underground reservoir, damaged or lost drilling equipment and damage or loss from inclement weather or natural disasters. Any of these hazards could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental damage and damage to the property of others. Our offshore operations are also subject to the hazards of marine operations including capsizing, grounding, collision, damage from hurricanes and heavy weather or sea conditions and unsound ocean bottom conditions. Our international operations are also subject to risks arising out of war, civil disturbances or other political events. We seek to mitigate these risks by (i) avoiding them to the degree possible through sound operational and safety practices, (ii) contractual risk allocation, and (iii) insurance.
We employ a top-down focus on safety as one of our main priorities. From our Chairman and Chief Executive Officer, to the board’s Technical & Safety Committee, through all levels of operations, a shared focus on safety is reflected in both our historical and ongoing safety performance. Although we strive to implement sound safety and security practices in every aspect of our operations, incidents still occur.

Drilling contracts typically apportion the risks of loss between a drilling contractor and the operator, and we seek to obtain indemnification from our customers by contract for some of these risks. Under the standard industry drilling contract, each party bears responsibility for its own people and property, and other commonly accepted significant risks are allocated as follows:
•	risk of damage to the underground reservoir is allocated to the operator;

•	loss of or damage to the hole is allocated to the operator, although the contractor may take responsibility for redrilling the hole at some negotiated discount if the loss is due to the contractor’s negligence or willful misconduct;

•	pollution is allocated to the contractor if it is above the surface of the ground or water and emanates from the contractor’s equipment, with the risk of all other pollution allocated to the operator;

•	the costs associated with bringing a wild well under control are allocated to the operator; and

•	in international operations, some measure of the contractor’s political risk is allocated to the operator.
Although we strive to achieve this risk structure in our customer contracts, the actual risk structure may vary considerably from contract to contract, and there can be no assurance that we will be able to assign our risk for catastrophic or other events. Many operators seek to reduce their exposure for major risks in a number of ways, usually by shifting the risk to the contractor when its willful misconduct, gross negligence or even negligence leads to the damage at issue. We resist the imposition of such liabilities and attempt to negotiate monetary caps when we are unable to assign these risks altogether. Nevertheless, we sometimes accept liability for major risks when we determine from an overall risk-reward analysis, considering both risk inherent in the particular work and available insurance coverage, that such risks are within the Company’s risk tolerance.
Finally, to the extent that we are unable to transfer risks to our customers through contractual indemnities or our customers fail to honor their contractual responsibilities, we seek to limit our exposure through insurance. We maintain coverage for personal injury and property damage, business interruption, political and war risk, contractual liabilities, sudden and accidental pollution, well-control costs, and other potential liabilities. We believe that we carry sufficient insurance coverage and limits to protect us against our exposure to major risks. However, there is no assurance that such insurance will adequately protect us against liability from all of the consequences of the hazards described above. Moreover, our insurance coverage generally provides that we assume a portion of the risk in the form of a deductible or self-insured retention.
Consistent with this disclosure, the Company intends to expand the disclosure under its risk factor, “The nature of our operations presents inherent risks of loss that, if not insured or indemnified against, could adversely affect our results of operations” to include disclosure similar to the following:
The nature of our operations presents inherent risks of loss that, if not insured or indemnified against, could adversely affect our results of operations
     Our operations are subject to many hazards inherent in the drilling, workover and well-servicing industries, including blowouts, cratering, explosions, fires, loss of well control, loss of or damage to the wellbore or underground reservoir, damaged or lost drilling equipment and damage or loss from inclement weather or natural disasters. Any of these hazards could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental damage and damage to the property of others. Our offshore operations are also subject to the hazards of marine operations including capsizing, grounding, collision, damage from hurricanes and heavy weather or sea conditions and unsound ocean bottom conditions. In addition, our international operations are subject to risks of war, civil disturbances or other political events.
     We seek to mitigate these risks by (i) avoiding them to the degree possible through sound operational and safety practices, (ii) contractual risk allocation, and (iii) procuring insurance. Nevertheless, accidents may occur, we may be unable to transfer these risks to customers by contractual indemnities and our insurance may prove inadequate in certain cases. The occurrence of an event not fully insured or indemnified against, or the failure or inability of a customer or insurer to meet its indemnification or insurance obligations, could result in substantial losses and could materially affect our results of operations, financial position or cash flows. In addition, there can be no assurance that insurance will be available to cover any or all of these risks. Even if available, insurance may be inadequate or insurance premiums or other costs may rise significantly in the future making insurance prohibitively expensive. We expect to continue to face upward pressure in our insurance renewals; our premiums and deductibles may be higher, and some insurance coverage may either be unavailable or more expensive than it has been in the past. Moreover, our insurance coverage generally provides that we assume a portion of the risk in the form of a deductible or self-insured retention. We may choose to increase the levels of deductibles (and thus assume a greater degree of risk) from time to time in order to minimize our overall costs.
In the Commitments and Contingencies note to the consolidated financial statements, under the heading “Contingencies — Self-Insurance”, the Company intends to add the following to the disclosure at the top of page 106:
We estimate the level of our liability related to insurance and record reserves for these amounts in our consolidated financial statements. Our estimates are based on the facts and circumstances specific to existing claims and our past experience with similar claims. These loss estimates and accruals recorded in our financial statements for claims have historically been reasonable in light of the actual amount of claims paid. Although we believe our insurance coverage and reserve estimates are reasonable, a significant accident or other event that is not fully covered by insurance or contractual indemnity could occur and could materially affect our financial position and results of operations for a particular period.
Income Tax Contingencies, page 105
2.	In your response letter dated June 9, 2009 to our comment letter on your December 31, 2008 Form 10-K, you indicated that in future filings, you intended to quantify the amount of depreciation deductions likely to be questioned by Mexico’s federal taxing authorities and the potential tax consequences of the dispute. It remains unclear from your revised disclosure the total amount you have accrued for this dispute and how the accrued amounts have been treated for financial reporting purposes. Please tell us the total amount accrued related to the Notice of Assessment from Mexico’s federal taxing authorities and how you considered disclosing the total amount of your established reserve. As part of your response, please clarify how the reserve has been recognized within your financial statements (e.g. as part of your uncertain tax positions, as a current or deferred tax liability, or as a separate current or long-term liability for a loss contingency pursuant to FASB ASC 450-20-25-2).
The Company’s accrual in connection with the ongoing audits and potential assessments proposed by Mexico’s taxing authorities is recorded in the uncertain tax positions component of Other long-term liabilities. The Company’s disclosure quantifies the amount of the depreciation expense deductions likely to be questioned by Mexico’s federal taxing authorities and the amounts of the depreciation expense deductions that would be disallowed should the Company not prevail upon final resolution.

The Company determined that disclosure of its total reserve, but not the individual units comprising that reserve, meets the standard of disclosure required by FASB ASC Topic 740-10, “Income Taxes.” In the Income Tax note to our consolidated financial statements on page 93, the Company discloses the total amount of its tax reserves including, in tabular format, the components of its unrecognized tax benefits. Additionally, the Company provides separate disclosure of total amounts of estimated interest and penalties related to gross unrecognized tax benefits, as well as amounts of interest and penalties recognized in the consolidated statements of income (loss). The Company believes that disclosing the specific amount of the reserve attributable to its uncertain tax position in Mexico could compromise its position in the dispute. While there can be no assurance as to the final outcome of these audits, we do not anticipate that any adjustments resulting from any unfavorable resolution of the audits will have a material impact on our consolidated results of operations, financial position or cash flows.
* * *
In the event the Staff has additional questions or comments, please contact the undersigned at (281) 775-8166, or you may contact Arnold B. Peinado, III at (212) 530-5546 or Peter C. Bockos at (212) 530-5337 of Milbank, Tweed, Hadley & McCloy LLP.

Sincerely yours,
/s/ Laura W. Doerre
Laura W. Doerre
Vice President and General Counsel Nabors Corporate Services, Inc.

cc:	Securities and Exchange Commission: H. Roger Schwall

Nabors Industries Ltd.: Eugene M. Isenberg R. Clark Wood

Milbank, Tweed, Hadley & McCloy LLP: Arnold B. Peinado, III Peter C. Bockos